TASEKO SUBMITS PERMIT AMENDMENT APPLICATION AND ACHIEVES
COMMERCIAL GRADE LEACH SOLUTION AT FLORENCE COPPER

June 20, 2019, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) (“Taseko” or the "Company") is pleased to announce that it has submitted the Aquifer Protection Permit (“APP”) amendment application to the Arizona Department of Environmental Quality (“ADEQ”). The APP is one of two key permit amendments which are required for commercial production at the Company’s Florence Copper Project. The permit amendment application for the Underground Injection Control Permit will be made to the US Environmental Protection Agency in the coming weeks.

Russell Hallbauer, Chief Executive Officer of Taseko, commented, “This past week, after roughly six months of operating the test facility, the leach solution reached commercial grade levels, well in advance of our anticipated timeframe. Based on previous bench-scale testing, we expected it would take upwards of a year to reach target solution grade, so we are obviously extremely pleased to have achieved this milestone after such a short period of time. The grade of the leach solution coming from our main recovery well is approximately 1,600 parts per million of copper in solution and would be comparable to a typical open pit, low cost heap leach operation. The main difference between Florence Copper and other leach operations is that we have no mining costs associated with our in situ leach process, making Florence Copper when in commercial operation, one of the lowest cost operations globally.”

“The main focus of the test facility, beyond ensuring we achieve all the technical targets of our feasibility study, will be building our on-the-ground operational experience to streamline the transition to commercial production. Based on the knowledge we have gained in the last six months, the benefits of the two phase approach (production test facility followed by the commercial facility) will significantly improve the ramp up of the final commercial scale operation,” added Mr. Hallbauer.

Stuart McDonald, President of Taseko, stated, “Financing for the commercial production facility is progressing with multiple options continuing to be pursued. We have initiated discussions with potential lenders and financing partners and we remain on track to have a plan formalized in the coming months. We now have the three key initiatives – technical, permitting and financing – all aligned for our project to be construction-ready in the first half of 2020. With cash costs of US$1.10 per pound and a C$1 billion net present value, Florence Copper will transform Taseko into a multi-asset, low cost copper producer in stable jurisdictions. We will continue to de-risk and steadily move the project towards production in 2021, increasing Taseko’s attributable annual copper production to approximately 190 million pounds per year.”

The Florence Copper NI 43-101 technical report is available on www.sedar.com or the Company’s website at www.tasekomines.com.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact: Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”) that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

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uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

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uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;
•	our ability to comply with the extensive governmental regulation to which our business is subject;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
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changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
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the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore;
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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

•	the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;
•	our reliance upon key personnel; and
•	uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.